CUSIP No. 827056300	13D

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)

(Amendment No. 1)*

GRAPHICS PROPERTIES HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

827056300

(CUSIP number)

Symphony Asset Management LLC
Angela M. McKillen
555 California Street, Suite 2975
San Francisco, CA  94104
(415) 676-4000

(Name, address and telephone number of person authorized to receive notices and communications)

December 31, 2009

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on the following pages)

________________________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

LIBC/2848290.3

CUSIP No. 827056300	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Symphony Asset Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 34,080
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 34,080
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 34,080
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14.	TYPE OF REPORTING PERSON* IA

CUSIP No. 827056300	13D

ITEM 1.                   Security and Issuer.

The class of equity security to which this statement on Schedule 13D relates is the common stock, par value $.01 per share (the "Common Stock"), of Graphics Properties Holdings, Inc., a corporation organized under the laws of the state of Delaware (the "Company"). The address of the principal executive offices of the Company is 525 University Avenue, Suite 220, Palo Alto, CA 94301.

ITEM 2.                   Identity and Background.

(a) This Statement is being filed by Symphony Asset Management LLC, a California limited liability company (the "Reporting Person").

(b) and (c) The principal business office of the Reporting Person is located at 555 California Street, Suite 2975, San Francisco, CA 94104.

(d) and (e) During the past five years the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See the cover sheet for the Reporting Person.

ITEM 3.                   Source and Amount of Funds or Other Consideration.

The Reporting Person acquired beneficial ownership of the shares of the Common Stock as part of the reorganization of the Company under Chapter 11 of the Bankruptcy Code (the "Reorganization") pursuant to the First Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, dated July 27, 2006 as modified (the "First Amended Plan"), and any agreements entered into in connection with the First Amended Plan (together with the First Amended Plan, the "Plan").  A copy of the Plan is incorporated by reference herein as Exhibit 1.

ITEM 4.                   Purpose of Transactions.

As described in Item 3, the Reporting Person acquired beneficial ownership of the Common Stock as part of the Reorganization of the Company pursuant to the Plan.

The Reporting Person does not have any present plans or intentions to acquire any securities of the Company.  However, the Reporting Person may decide at any time or times on behalf of its clients to purchase additional shares of the Common Stock or other securities of the Company or to dispose of any or all securities of the Company in any lawful manner and as permitted by the agreements and other documents governing the Common Stock.  The Reporting Person reserves on behalf of such clients all of such clients’ rights as stockholders of the Company and may exercise those rights in any manner that the Reporting Person considers to be in the interests of such clients.

ITEM 5.                   Interest in Securities of the Issuer.

(a), (b) and (d):  The Reporting Person’s beneficial ownership of the Common Stock on the date of this report is reflected on its cover page.  The Reporting Person is an investment adviser with the power to invest in, vote and dispose of the Common Stock on behalf of its clients and is deemed to share beneficial ownership of and voting and dispositive power with respect to the shares of the Common Stock beneficially owned by its clients.  Its clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.  No client individually holds more than 5% of the outstanding Stock.

(c) and (e):  On December 31, 2009, the Reporting Person caused its clients to sell 937,242 shares of the Common Stock in a private transaction.  The total consideration received for all shares sold was $0.03.  On that date, the Reporting Person ceased to beneficially own more than 5% of the Common Stock.  The Reporting Person has not effected any other transaction in the Common Stock in the past sixty days.

ITEM 6.                   Contracts, Arrangements, Understandings or Relationships with Respect toSecurities of the Issuer.

The Reporting Person is the general partner of investment partnerships pursuant to agreements of limited partnership, and is the investment adviser to other clients pursuant to investment advisory agreements, that grant to the Reporting Person the authority, among other things, to invest the funds of such investment partnerships and other clients in the Common Stock, to vote and dispose of the Common Stock and to file this statement on behalf of such investment partnerships and clients.  Pursuant to such agreements, the Reporting Person is entitled to allocations based on assets under management and realized and unrealized gains.

ITEM 7.                   Materials to be Filed as Exhibits.

The following documents are incorporated by reference as exhibits to this Schedule 13D:

Exhibit 1:	First Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, dated July 27, 2006, as modified*

*Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on September 19, 2006.

CUSIP No. 827056300	13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 19th day of January, 2010.

SYMPHONY ASSET MANAGEMENT LLC

By:           /s/ Martin M. Fawzy
Name:           Martin M. Fawzy
Title:           Compliance Manager

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